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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On February 12, 2002, Compaq distributed the following email message to employees:

TO: COMPAQ GLOBAL TEAM

FROM: JEFF CLARKE

SUBJECT: MERGER/INTEGRATION UPDATE


Since my last update message, we've made significant strides in our efforts to gain regulatory and shareholder approval of the proposed merger with HP. We passed a key milestone at the end of January, when the European Union (EU) approved the deal. The next major step in the regulatory process will be a decision from the U.S. Federal Trade Commission (FTC). As we did with the EU, we're working very closely with the FTC and its staff to answer questions and address any concerns.

On the shareholder front, the U.S. Securities and Exchange Commission (SEC) gave final approval to HP's S-4 filing, which contains the Definitive Joint Proxy Statement/Prospectus. That action cleared the way for Compaq and HP to set the dates for our respective shareholder meetings and to begin mailing the joint proxy/prospectus to shareholders. The HP shareholder meeting will be held on March 19 in Cupertino. Compaq shareholders will meet on March 20 in Houston.

All shareholders of record as of January 28, 2002 - including employees who own Compaq and/or HP stock - will receive the joint proxy/prospectus in the mail. The document explains in great detail the background of the merger, the rationale behind it, the expected benefits and the potential risks. It also includes a proxy card for voting on the merger.

Here are some facts to keep in mind regarding the shareholder votes.

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     .    Anyone on record as a Compaq or HP shareholder as of January 28 is eligible to vote.

     . It is not necessary to attend one of the meetings to cast a vote. Each Compaq shareholder has the opportunity to vote by proxy - via mail, phone or over the Internet. HP shareholders can vote their proxy by mail or fax.

     . Approval of the merger requires an affirmative vote of the majority of Compaq's outstanding shares as of January 28, 2002. Compaq shares that are not voted count as "no" votes, so we're urging every shareholder to vote his or her shares.

WINNING SHAREHOLDER SUPPORT

Another key milestone in the merger process is the recommendation of a firm called Institutional Shareholder Services (ISS). ISS advises institutional shareholders on corporate governance and other issues, including proposed mergers. A team from ISS is analyzing the merger and its potential impact on shareholder value and will make a recommendation for or against the merger. Their recommendation is expected to influence the votes of institutional shareholders. We anticipate that ISS will make its recommendation known in early March - two to three weeks before the shareholder meetings.

Michael, Carly and other senior executives continue to meet almost daily with investors to explain the compelling value behind the merger and to address their issues and concerns. Very few large investors have publicly stated how they will vote, but we are pleased with the positive tone of these meetings and the increasing momentum behind the merger.

In addition to our meetings with institutional shareholders, Compaq and HP are both launching aggressive campaigns to win the support of retail investors - those who have bought stock on their own or though brokers. They represent about 30 percent of Compaq's outstanding shares and 25 percent of HP's. This campaign will include additional mailings urging them to vote for the merger. We also plan a series of merger-related ads in regional and national publications.

INTEGRATION PLANNING

Winning the shareholder vote, of course, is just the first step toward a successful merger. Integrating the two companies is also a major challenge, and that is why more than 450 people are working today on integration planning. That work takes on even greater urgency now that we know when the shareholder vote will be held.

We continue to make strong progress in our integration efforts around business and functional integration, product roadmaps, go-to-market strategies and cultural integration.


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As we've said before, very little of this work can be shared until after the shareholder vote.

This absence of detailed information about our plans raises inevitable questions. I want to address one question in particular around merger-related retention bonuses, which are addressed briefly in the joint proxy statement.

The success of the combined company depends to a great extent on our ability to retain critical talent from both companies following completion of the merger. Compaq and HP have both developed narrow retention programs that provide incentives for certain employees to remain with the combined company. Both programs focus on roles throughout the organization that are critical to post-merger integration.

I believe we will reach the point in the next few weeks where we can share some more information about business and organizational structure. But it's important to understand that a lot of the information you want to know about the merged company will not be available until after the merger closes. In the meantime, we will continue to keep you up-to-date on the merger and integration process.

It's clear from our meetings with large investors that support for the merger continues to grow. One reason for this is the better-than-expected business performance of both Compaq and HP. We're demonstrating our ability to execute in a difficult market, and that builds confidence that we can successfully integrate two large companies.

Thank you for your continued focus on our day-to-day business and for your strong commitment to the success of our customers.

Jeff



FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

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On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas
77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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